Exhibit 99

Separation Agreement and Release

This Separation Agreement and Release (hereinafter referred to as “Agreement”) is entered into this 9th day of March, 2005 by John Gialouris (“Mr. Gialouris”) whose address is 1047 St. Andrews Circle Geneva, IL  60134-2996 and Rexnord Industries, Inc., for itself and its direct and indirect parents, subsidiaries, divisions, related companies, affiliates, owners, directors, officers, managers, employees, agents, attorneys, and successors (“Company”).

WHEREAS, Mr. Gialouris has been employed by the Company for a number of years; and

WHEREAS, Mr. Gialouris’s employment with the Company is being terminated under the terms and conditions set forth below; and

WHEREAS, the Company has voluntarily agreed to provide to Mr. Gialouris severance benefits as consideration for the signing of this Agreement; and

WHEREAS, Mr. Gialouris desires to release the Company from any obligations or liability in connection with Mr. Gialouris’s employment and termination therefrom and Mr. Gialouris enters into this Agreement knowingly and voluntarily;

NOW THEREFORE, for the consideration contained in this Agreement, Mr. Gialouris, being of lawful age, hereby agrees on his own behalf and on behalf of his heirs, executors, administrators, successors, and assigns as follows:

1.                                       Effective as of May 31, 2005, Mr. Gialouris’s employment with the Company will be terminated (“Termination Date”).  Mr. Gialouris may be relieved of his duties at an earlier date, at the Company’s discretion, but his termination date will remain May 31, 2005.

2.                                       This Agreement is made in consideration of the Company’s payment to Mr. Gialouris of the following Severance Benefits:

a)                                      Twelve months of his regular base wages in the total amount of $257,500, less standard deductions, to be paid on a monthly basis;

b)                                     Group health, dental and life insurance coverage through the Severance Pay Period or until Mr. Gialouris is covered by the plan of another employer, whichever is shorter, provided Mr. Gialouris continues to make any required contributions.  Mr. Gialouris agrees, within (5) calendar days of his obtaining other insurance coverage from another employer, to inform the Company of such fact in writing;

c)                                      Any earned, but unused vacation for the Year 2005;

d)                                     Participation and eligibility to receive payment under the Rexnord Management Incentive Plan for fiscal year 2004/2005. Rexnord will pay Mr. Gialouris under the Incentive Plan an amount equal to the amount Mr. Gialouris would have received under the Incentive Plan for the Rexnord fiscal year ending March 31, 2005 had his employment not terminated, determined under the criteria applicable to Mr. Gialouris for receipt of such a payment under the Plan, payable at the same time and in the same manner as payments under the Plan are made to active employees following the close of the fiscal year. Such payment, if any, shall be subject to required deductions for taxes;

e)                                      Reimbursement of the costs incurred by Mr. Gialouris for outplacement services   up to a maximum of $12,500;

f)                                        In accordance with the Non-Qualified Stock Option Agreement entered into   between RBS Global, Inc. and Mr. Gialouris, Mr. Gialouris will have 30 calendar   days from his Termination Date to exercise any vested stock options, and by   failing to do so, all rights and privileges that Mr. Gialouris may have regarding   such vested stock options are forfeited and such options shall expire and may   not be exercised;

g)                                     Mr. Gialouris’s monthly car allowance of $940/month will be continued for three (3) months after his Termination Date and will then be discontinued.

Except as set forth above, Mr. Gialouris’s rights to participate in all other Company benefit plans will be discontinued as of the Termination Date.

3.                                       No Severance Benefits will be provided to Mr. Gialouris until the expiration of the   seven (7) day revocation period described in Paragraph 17 of this Agreement.

4.                                       Mr. Gialouris acknowledges that:

a)                                      The Severance Benefits are being paid to Mr. Gialouris in full settlement, accord and satisfaction of any and all Claims he has, or may have, against the Company up to the date Mr. Gialouris signs the Agreement,

b)                                     The Severance Benefits are sufficient consideration for this Agreement.

5.                                       Mr. Gialouris forever discharges and releases the Company from, and forever  promises not to sue the Company on, any and all claims, demands, rights, and causes  of action, including without limitation claims for compensatory and punitive damages  and for injunctive and other equitable or declaratory relief, he now has or may have  against the Company up to the date of signing this Agreement, including but not limited to claims, demands, rights, and causes of action arising out of Mr. Gialouris’s employment and termination thereof, claims of employment discrimination or bias, wrongful discharge, severance pay, unused vacation and breach of contract and any violation of Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Employee Retirement Income Security Act of 1974 (“ERISA”), the Americans with Disabilities Act of 1990 (“ADA”), the Age Discrimination in Employment Act of 1967 (“ADEA”), the Fair Labor Standards Act (“FLSA”), the Occupational Safety and Health Act (“OSHA”), and any and all other federal, state and local laws, regulations, ordinances and/or public policy and any and all claims, demands, rights and causes of action he now has or may have against the Company under common law or in equity, including without limitation, contract or tort actions.  All the claims, demands, rights and causes of action within the scope of this Section 5 are hereinafter referred to as “Claims”.

6.                                       Mr. Gialouris represents and warrants that as of his Termination Date, Mr. Gialouris shall have returned to the Company all property of the Company in his possession, including, but not limited to, all office equipment, computer equipment, credit cards, keys, documents, manuals, procedures, notebooks, and Proprietary Information (as defined in Paragraph 7 of this Agreement).

7.                                       As used in this Agreement, “Proprietary Information” shall mean information relating to the business and operations of the Company that has not previously been publicly released by duly authorized representatives of the Company and shall include the Company information encompassed in all research drawings, designs, plans, proposals, marketing and sales plans, financial information, costs, pricing information, customer and supplier information, trade secrets, proprietary processes, specifications, expertise, techniques, inventions and all proprietary methods, concepts, or ideas in or reasonably related to the business of the Company.

8.                                       Mr. Gialouris agrees to regard and preserve as confidential all Proprietary Information pertaining to the Company that has been obtained by Mr. Gialouris in the course of employment with the Company whether he has such information in his memory or in writing or other physical form.  Mr. Gialouris will not, without written authority from the Company, use for his benefit or purposes or disclose to others, any Proprietary Information of the Company.

9.                                       Mr. Gialouris agrees not to remove from the premises of the Company any document or object containing or reflecting any Proprietary Information of the Company.  Mr. Gialouris recognizes that all such documents and objects, whether developed by him or by someone else, are the exclusive property of the Company.

10.                                 In addition to any other ongoing obligations Mr. Gialouris has under Company policies, common law and statute, Mr. Gialouris acknowledges that the terms of this Release are contingent on Mr. Gialouris agreeing to the following:

a)                                      For a period of one year following the Termination Date, Mr. Gialouris agrees not to directly or indirectly provide Restricted Services to any Competitor.  For purposes of this Section 10 (i) ”Restricted Services” means services of any kind or character comparable to those Mr. Gialouris provided to the Company or any  of its Subsidiaries during the one year period preceding the end of his employment with the Company or any of its Subsidiaries; and (ii) ”Competitor” means any business which is engaged in the development and/or sale of any product line that is substantially similar to a product line sold by the Company or any of its Subsidiaries for which Mr. Gialouris had direct managerial responsibility during the last year of the term of his employment with the Company.

b)                                     For a period of one year following the Termination Date, Mr. Gialouris shall not directly or indirectly encourage any employee of the Company or any of its Subsidiaries with whom Mr. Gialouris has worked to terminate his or her employment with the Company or any such Subsidiary or solicit such an individual for employment outside the Company or any of its subsidiaries in a manner which would end or diminish that employee’s services to the Company or  any of its Subsidiaries.

c)                                      Mr. Gialouris will not make any disparaging remarks, negative comments or   misrepresentations about the Company to any third parties, including Company   customers.

11.                                 The payment of the Severance Benefits to Mr. Gialouris is being made solely in consideration of this Agreement and shall not in any way be construed as an admission by the Company of any wrongdoing or liability in connection with his employment or termination of his employment with the Company.  No statement in this Agreement or payment made pursuant to this Agreement constitutes, nor should it be deemed to constitute, an admission by the Company of any violation of law or any wrongdoing whatsoever.

12.                                 Mr. Gialouris understands he has the right to consult with an attorney and has been encouraged by the Company to consult with an attorney before agreeing to the terms of this Agreement.  To enable Mr. Gialouris to obtain adequate advice before he decides to sign this Agreement, the Company has agreed to give Mr. Gialouris twenty-one (21) days from the date of his receipt of this Agreement to consult with counsel and decide whether to sign this Agreement.  Mr. Gialouris agrees that this twenty-one (21) day  consultation and decision period has been adequate.

13.                                 Mr. Gialouris declares that the Company has made no promise to or agreement with Mr. Gialouris not expressly set forth herein.  This is the complete and final agreement between the parties and it shall not be modified in any way without the prior written agreement of Mr. Gialouris and the Company.

14.                                 This Agreement is a contract between Mr. Gialouris and the Company, and not merely a recital.  Should either party breach any term of this Agreement, the party in breach will be liable to the other party for reasonable attorney’s fees and costs in attempting to enforce the terms of this Agreement.

15.                                 This agreement shall be governed by and interpreted in accordance with the law of the   State of Illinois and shall inure to the benefit of and be binding upon Rexnord and its successors and assigns.  Any action to challenge, interpret or enforce the terms of this Agreement shall be brought in a court of general jurisdiction in the State of Illinois.

16.                                 If any provision hereof shall be determined to be unlawful or improper, or unenforceable for any other reason, the remaining provisions of the Agreement shall remain in full force and effect, unless the result would be inequitable to either party, in which event he, or it may elect to terminate this Agreement and the obligations of the parties hereunder.

17.                                 Mr. Gialouris declares that he freely and willingly makes this Agreement and was not forced in any manner to sign it.  Mr. Gialouris further understands that if he wishes to revoke this Agreement, he may revoke this Agreement by delivering written notice of the revocation to the Company within seven (7) days from the date he signs and delivers this Agreement to the Company and that the Agreement is not effective or enforceable until this seven (7) day revocation period has expired.  Mr. Gialouris agrees that in order to make this revocation, he shall do so by hand delivering, faxing or mailing notice to the Company at the following address:

Jim Strahley

Vice President of Human Resources

4701 W. Greenfield Ave.

Milwaukee, WI 53214

18.                                 Mr. Gialouris agrees that Mr. Gialouris will not in any way communicate or discuss the terms of this Agreement with any person other than his counsel, accountants and tax preparers, and Immediate Family.  “Immediate Family” is defined as parent, spouse and children.  Mr. Gialouris agrees to inform the above of the confidential nature of this Agreement.  Mr. Gialouris may disclose information about the Agreement in response to a lawfully issued subpoena, summons or court order, provided, however, that Mr. Gialouris shall provide a copy of such document to the Company as soon as possible after receipt of same and shall withhold production of documents for as long as legally possible to allow the Company to quash, appeal or seek a protective order.

19.                                 In the event Mr. Gialouris breaches this confidentiality provision, the parties agree that the Company may present this Agreement to a court of competent jurisdiction to obtain injunctive, declaratory and/or monetary relief, including liquidated damages.

20.                                 Mr. Gialouris declares that he has read this Agreement, which is comprised of five (5) pages in its entirety, and that Mr. Gialouris fully understands all of its terms, and knowingly and voluntarily gives and agrees to this release.

John Gialouris	For the Company

/s/ John Gialouris	/s/ James T. Strahley

Vice President, Human Resources
Title

March 9, 2005	March 9, 2005
Date	Date